March 26, 2025

Edward Farrell
Chief Financial Officer
Cipher Mining Inc.
1 Vanderbilt Avenue, Floor 54
New York, New York 10017

       Re: Cipher Mining Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-39625
Dear Edward Farrell:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Critical Accounting Policies, and Use of Estimates, page 59

1. Please represent to us that you will include in future filings qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. Your disclosure should explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used, to the extent applicable. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-10890.
 March 26, 2025
Page 2
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page F-16

2. Please respond to the following with respect to your revenue recognition policy under
       ASC 606 and in future filings make any applicable revisions to your disclosures:
           You disclose that the contract is terminable at any time by either party with no substantive termination penalty and the contract term is 24 hours. Tell us your consideration of whether the duration of the contract for accounting purposes is less than 24 hours because the contract continuously renews throughout the day. If you agree, revise your accounting policy to state this. If you disagree, tell us why considering that each decision to not terminate appears to create a new contract for accounting purposes. Refer to Question 7 of the FASB Revenue Recognition
           Implementation Q&As.
           You disclose that you recognize revenue over the contract term as hashrate is provided. ASC 606-10-25-23 indicates that recognition occurs upon the transfer of control of the service. Tell us your consideration of whether you recognize revenue on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as contract inception and revise your disclosure accordingly.
           You disclose that you measure the noncash consideration at fair value at contract inception. Revise your disclosure in future filings to indicate the specific time that you measure the noncash consideration recognized at the Bitcoin spot price, i.e., whether it is at the beginning of the 24-hour period used to determine contract payments (midnight UTC time). In addition, assuming that continuous renewal throughout the day results in multiple accounting contracts, revise your disclosure in future filings to indicate that the time that noncash consideration is recognized is on the date of contract inception, consistent with the guidance in ASC 606-10-
           32-21.
Note 4. Derivative Assets, page F-21

3. You refer to Note 1. Organization for information regarding out-of-period adjustments you recorded during the year ended December 31, 2023, which affected cost of power, power sales, net operating loss and net loss. We are unable to find the referenced disclosure. Please tell us the nature and amount of these adjustments and how you considered the disclosures required, if any, in ASC 250. Refer to SAB Topic
       1.M and 1.N.
Note 7. Investment in Equity Investees, page F-23

4. We note that you account for your 49% equity interests of the three Data Center LLCs under the equity method of accounting. Please address the following comments:
           Given that you operate these LLCs as indicated on page 1 and elsewhere, please provide us your analysis as to why you do not consolidate these entities. As part of your response, specifically tell us whether each of the underlying LLCs are variable interest entities as well as whether they are similar to limited partnerships in the context of ASC 810-10-05-3 and explain why or why not.
 March 26, 2025
Page 3

             Regardless of whether consolidation or equity method accounting is appropriate, provide us your analysis supporting your determination to not impair the miners contributed to the LLCs before they were contributed as part of your investments in the LLCs.
             Assuming that equity method accounting for your investments with no impairment of miners before being contributed is appropriate, explain to us why there is a basis difference upon contribution of the miners. Elaborate on why the LLCs recorded the contributed miners at your historical cost and not at their fair value.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   J. David Stewart